JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

November 14, 2025

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Clark Fork Trust (the “Trust’) (File Nos. 811-22504 and 333-171178)

Dear Ms. DiAngelo Fettig:

This letter responds to the comments you provided relating to the annual shareholder report and tailored shareholder report filing with respect to the Trust’s series, the Tarkio Fund (the “Fund”), as filed with the U.S. Securities and Exchange Commission on August 8, 2025. This letter is being submitted to you in a correspondence filing.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.

Comment:  The Staff notes that Form N-1A Item 27A.(b) Instruction 2 states that a Fund provide a website address where information about the Fund is available. The website address must be specific enough to lead shareholders directly to the materials that are required to be accessible under rule 30e-1, rather than to the home page or a section of the website other than on which the materials are posted. The website may be a central site with prominent links to the materials that must be accessible under rule 30e-1.  Please include the website in the tailored shareholder report. In future tailored shareholders report please have the website be specific to where all the reports are listed.

Response:  The Trust will revise the website to provide a more direct link to the required materials.

2.

Comment:  The Staff references N-1A Item 27A.(i) Instruction 4 that states that if a Fund has a website, it must make publicly available free of charge the information disclosed in the Fund’s most recently filed report on Form N-PX on or through its website as soon as reasonably practicable after filing the report with the Commission. Please make sure the Fund website has the most recent N-PX accessible.

Response: The Trust has revised the website to include the most recent N-PX filing.

3.

Comment:   The Staff references 1940 Act Rule 30e-1(b)2 that requires that the website contain the disclosures of N-CSR Items 7 through 11.  We were unable to locate Items 8 through 11 on the N-CSR website.

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

November 14, 2025

Response: The Trust has revised the website to post the Fund’s complete Form N-CSR filing which pursuant to Rule 30e-1(b)(2) will satisfy this requirement.

4.

Comment: Notes to Financial Statements.  Note 5 on page 11.  That disclosure identifies the adviser as the chief operating decision maker.  When funds designate the adviser as the Chief Operating Decision Maker, please explain how all the adviser is a group for purposes of the Chief Operating Decision Maker role. Provide more specificity as to who or what group is the Chief Operating Decision Maker (e.g. is it the CFO, CEO, or a portfolio manager).

Response: The Trust will revise the disclosure in future reports of the Fund to more clearly identify the individual who is the chief operating decision maker for the Fund.

5.

Comment:  The Staff reissues the previous comment given in the correspondence filed on November 3, 2022.  Reissuing comment relates to Form N-CSR Item 16.b.

Prior comment: Note that Form N-CSR, Item 13(a)(2) includes reference to a certification required by Rule 30a-2(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) from the Fund’s principal executive officer and principal financial officer which is to be filed as an Exhibit to Form N-CSR. The certification sets forth in Section 4(d) that the certifying officers disclose in the report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. The registrant’s certification filed as part of its N-CSR for the year ended November 30, 2021 states in Section 4(d) that the period covers the second fiscal quarter of the period covered by the report. For future N-CSR filings, please revise the Fund’s certification in Section 4(d) to state that the appliable period is the period covered by the report, rather than the Fund’s second fiscal quarter of the period covered by the report.

The report currently references the second fiscal quarter and the requirement is the period covered by the reported, not isolated to any quarter.

Response: The Trust will undertake to include the correct period in Section 4(d) of the certification as required by Form N-CSR with respect to future N-CSR filings.

*  *  *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively